U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EMERY PARTNERS INCOME CREDIT STRATEGIES FUND

(Name of Subject Company (Issuer))

EMERY PARTNERS INCOME CREDIT STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

53 State Street, 23rd Floor

Boston, MA 02109

(Address of Principal Executive Offices, Zip Code)

1-617-762-0090

(Registrant’s Telephone Number, including Area Code)

Richard Blair

Emery Partners LLC

c/o Emery Partners Income Credit Strategies Fund

53 State Street, 23rd Floor

Boston, MA 02109

1-617-762-0090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

John F. Ramirez

Practus, LLP

11300 Tomahawk Creek Pkwy, Ste 310

Leawood, KS 66211

1-917-805-1818

September 4, 2025

(Date Tender Offer First Published,

Sent or Given to Security Holders)

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[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Fees to be Paid:	$20.81
Fees Previously Paid:	$612.40
Form or Registration No.:	SC TO-I
Filing Party:	Emery Partners Income Credit Strategies Fund
Date Filed:	September 4, 2025

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on September 4, 2025 by Emery Partners Income Credit Strategies Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase Shares (as defined below) in an amount up to approximately 5.00% of the net assets of the Fund (or $4,000,000 as of June 30, 2025) from shareholders of the Fund (the “Shareholders”) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this Schedule TO, the term “Shares” refers to shares of beneficial interest in the Fund or portions of Shares that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Shareholders that desired to tender all or a portion of their Shares were required to submit their tenders by 11:59 P.M., Eastern Time, on October 1, 2025.

2. As of October 1, 2025, Shareholders validly tendered Shares in an amount of $4,150,665 in connection with the Offer and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value per share of the Shares tendered pursuant to the Offer was calculated as of December 31, 2025 in the amount of $9.91.

4. The payment of the purchase price of the Shares tendered was made to each Shareholder whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. Cash payments in the amount of the net asset value of the respective Shares tendered were wired to the account designated by each Shareholder in the Letter of Transmittal on or about January 7, 2026.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase, and the related Letter of Transmittal previously filed on September 4, 2025 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Table

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Item 13. Information Required By Schedule 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

EMERY PARTNERS INCOME CREDIT STRATEGIES FUND

By:	/s/ Richard Blair
Name: Richard Blair
Title: President
Date: March 20, 2026

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EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table

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